Exhibit 99.1

Sogou Announces Third Quarter 2020 Results

BEIJING, China, November 16, 2020 — Sogou Inc. (NYSE: SOGO) (“Sogou” or “the Company”), an innovator in search and a leader in China’s internet industry, today announced its unaudited financial results for the third quarter, ended September 30, 2020.

Total revenues1 were $216.7 million, a 31.2% decrease year-over-year. The decrease was primarily driven by uncertainties with respect to Sogou’s business policies among certain advertisers as a result of the previously-announced proposal by Tencent Holdings Limited (“Tencent”) to take Sogou private, as well as reduced traffic acquisition activity.

•                      Search and search-related revenues were $192.5 million, a 33.2% decrease year-over-year. Auction-based pay-for-click services decreased year-over-year, accounting for 83.9% of search and search-related revenues, compared to 88.7% in the corresponding period in 2019.

•                      Other revenues were $24.2 million, a 9.3% decrease year-over-year. The decrease was primarily due to decreased revenues from non-core businesses, partially offset by a 66% year-over-year increase in AI-enabled hardware.

Cost of revenues was $168.9 million, a 10.8% decrease year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $122.6 million, a 14.7% decrease year-over-year, representing 56.6% of total revenues, compared to 45.6% in the corresponding period in 2019. The decrease in traffic acquisition costs was driven by decreased traffic acquisition from third parties.

Gross profit and non-GAAP2 gross profit were both $47.8 million, a 62.0% decrease year-over-year for both.

Total operating expenses were $93.4 million, a 4.9% decrease year-over-year.

•                      Research and development expenses were $50.5 million, a 0.9% increase year-over-year, representing 23.3% of total revenues, compared to 15.9% in the corresponding period in 2019.

•                      Sales and marketing expenses were $28.5 million, a 24.0% decrease year-over-year, representing 13.2% of total revenues, compared to 11.9% in the corresponding period in 2019. The decrease was primarily due to a decrease in advertising and promotion expenses.

•                      General and administrative expenses were $14.4 million, a 34.7% increase year-over-year, representing 6.7% of total revenues, compared to 3.4% in the corresponding period in 2019. The increase was primarily due to an increase in professional fees.

Operating loss was $45.6 million, compared to operating income of $27.4 million in the corresponding period in 2019. Non-GAAP operating loss was $41.4 million, compared to operating income of $31.6 million in the corresponding period in 2019.

Other income, net was $8.6 million, compared to $7.6 million in the corresponding period in 2019. The increase was primarily due to certain tax exemptions.

Income tax expense was $1.5 million, compared to $2.4 million in the corresponding period of 2019.

Net loss attributable to Sogou Inc. was $42.0 million, compared to net income of $36.6 million in the corresponding period in 2019. Non-GAAP net loss attributable to Sogou Inc. was $37.7 million, compared to net income of $40.9 million in the corresponding period in 2019.

GAAP basic and diluted loss per ADS was $0.11. Non-GAAP basic and diluted loss per ADS was $0.10.

As of September 30, 2020, the Company had cash and cash equivalents and short-term investments of $1.0 billion, compared to $1.1 billion as of December 31, 2019. Net operating cash outflow for the third quarter of 2020 was $111.2 million. Capital expenditures for the third quarter of 2020 were $6.3 million.

1On a constant currency (non-GAAP) basis, if the exchange rate in the third quarter of 2020 had been the same as it was in the third quarter of 2019, or RMB 6.99=$1.00, total revenues in the third quarter of 2020 would have been 214.2 million, or $2.5 million less than GAAP total revenues, and down 32% year-over-year.

2 Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Recent Development

On September 29, 2020, the Company announced that it had entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with THL A21 Limited (“THL”), TitanSupernova Limited (“Parent”), and Tencent Mobility Limited, each of which is a direct or indirect wholly-owned subsidiary of Tencent, which contemplates that Parent will be merged with and into Sogou in an all-cash transaction (the “Merger”), and Sogou will become a wholly-owned indirect subsidiary of Tencent.

Upon the effectiveness of the Merger, if it is completed, outstanding Class A ordinary shares of the Company (each a “Class A Ordinary Share”), including Class A Ordinary Shares represented by American depositary shares (“ADSs”), other than Excluded Shares (as defined in the Merger Agreement) and ADSs representing Excluded Shares, will be cancelled in exchange for the right of the holders thereof to receive $9.00 in cash per share or ADS.

On or about the same time as the Company entered into the Merger Agreement, Sohu.com Limited (“Sohu”) (NASDAQ: SOHU), which is currently the Company’s indirect controlling shareholder through Sohu’s wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and Sohu Search entered into a share purchase agreement with Parent, pursuant to which Sohu Search agreed to sell all of the Class A Ordinary Shares and Class B ordinary shares of the Company (each a “Class B Ordinary Share”) owned by it to Parent (the “Share Purchase”). Also on or about the same time, THL and Parent entered into a contribution agreement, pursuant to which THL agreed to contribute all of the Class B Ordinary Shares of the Company owned by it to Parent (the “Share Contribution”).  Each of the closing of the Share Purchase and the closing of the Share Contribution is expected to take place shortly prior to the completion of the Merger.

Following the completion of the Share Purchase and the Share Contribution, Parent will hold not less than 90% of the voting power represented by all issued and outstanding shares of the Company. Accordingly, it is intended that the Merger will be in the form of a short-form merger of Parent with and into the Company in accordance with section 233(7) of the Companies Law of the Cayman Islands, and shareholder approval of the Merger Agreement and the Merger will not be required.

If completed, the Merger will result in the Company becoming a privately-held indirect wholly-owned subsidiary of Tencent, the Company’s ADSs will no longer be listed on the New York Stock Exchange, and the ADS program will be terminated.

The Company does not undertake any obligation to provide any updates with respect to the Merger, the Share Purchase, or any other transaction, except as required under applicable law.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Sogou’s management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou’s management believes that excluding share-based compensation expense is useful for management’s internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and this is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company’s monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sogou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company’s business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about Sogou’s and Sogou management’s beliefs and expectations and statements about the Merger, are forward-looking statements. Any such statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search; the effects of the worldwide COVID-19 pandemic on the economy in China generally and on our business in particular; other risks discussed in Sogou’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 21, 2020, and other documents Sogou files with or submits to the Securities and Exchange Commission; and the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that are discussed in the transaction statement on Schedule 13E-3 in connection with the Merger filed with the SEC on October 28, 2020.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second-largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services, including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Serena Liu

Sogou Public Relations

Tel: +86 10 5689 9999 (61958)

Email: press@sogou-inc.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Sep. 30, 2020	Jun. 30, 2020	Sep. 30, 2019
Revenues:
Search and search-related advertising revenues	$192,487	$240,602	$288,234
Other revenues	24,180	20,581	26,657
Total revenues	216,667	261,183	314,891
Cost of revenues (1)	168,896	196,939	189,280
Gross profit	47,771	64,244	125,611
Operating expenses:
Research and development (1)	50,479	48,683	50,031
Sales and marketing (1)	28,518	31,981	37,505
General and administrative (1)	14,421	9,682	10,705
Total operating expenses	93,418	90,346	98,241
Operating (loss)/income	(45,647)	(26,102)	27,370
Interest income	744	813	793
Foreign currency exchange (loss)/gain (2)	(4,387)	(89)	3,198
Other income, net	8,624	15,542	7,648
(loss)/Income before income tax expenses	(40,666)	(9,836)	39,009
Income tax expense/(benefit)	1,515	(1,143)	2,365
Net (loss)/income	(42,181)	(8,693)	36,644
Less: Net loss attributable to noncontrolling interest shareholders	(225)	(233)	—
Net (loss)/income attributable to Sogou Inc.	$(41,956)	$(8,460)	$36,644
Net (loss)/income per share/ADS
Basic	$(0.11)	$(0.02)	$0.09
Diluted	$(0.11)	$(0.02)	$0.09
Weighted average number of shares/ADSs outstanding
Basic	383,563	383,066	390,788
Diluted	383,563	383,066	396,319

(1) Share-based compensation expense included in:
Cost of revenues	$36	$45	$64
Research and development	3,051	2,095	2,767
Sales and marketing	780	702	1,091
General and administrative	421	72	294
	$4,288	$2,914	$4,216

(2) Foreign currency exchange (loss)/gain, mainly arising from our cross-border RMB-denominated intragroup loans, is a result of appreciation or depreciation, respectively, of the RMB.

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2020	As of Dec. 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$161,184	$142,464
Short-term investments	885,950	995,350
Restricted cash	6,750	5,370
Account and financing receivables, net	124,238	131,813
Prepaid and other current assets	33,448	26,888
Due from related parties	2,134	$2,837
Total current assets	1,213,704	1,304,722
Long-term investments, net	72,441	$63,345
Fixed assets, net	85,294	110,006
Goodwill	6,254	5,534
Intangible assets, net	1,246	1,514
Deferred tax assets, net	15,692	16,306
Other assets	38,539	$20,975
Total assets	$1,433,170	1,522,402
LIABILITIES
Current liabilities:
Accounts payable	$113,308	$111,587
Accrued and other short-term liabilities	134,620	150,275
Receipts in advance	69,050	67,902
Accrued salary and benefits	19,047	24,167
Taxes payable	68,491	76,688
Due to related parties	28,267	22,594
Total current liabilities	432,783	453,213
Long-term liabilities	13,221	5,686
Total liabilities	$446,004	$458,899

SHAREHOLDERS’ EQUITY
Sogou Inc. shareholders’ equity	987,166	1,063,503
Non-controlling interest	—	—
Total shareholders’ equity	987,166	1,063,503
Total liabilities and shareholders’ equity	$1,433,170	1,522,402

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Sep. 30, 2020			Three Months Ended Jun. 30, 2020			Three Months Ended Sep 30, 2019
		Non-GAAP			Non-GAAP			Non-GAAP
	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP
Gross profit	$47,771	$36	$47,807	$64,244	$45	$64,289	$125,611	$64	$125,675
Gross margin	22%		22%	25%		25%	40%		40%

Operating expenses	$93,418	$(4,252)	$89,166	$90,346	$(2,869)	$87,477	$98,241	$(4,152)	$94,089

Operating (loss)/income	$(45,647)	$4,288	$(41,359)	$(26,102)	$2,914	$(23,188)	$27,370	$4,216	$31,586
Operating margin	-21%		-19%	-10%		-9%	9%		10%

Income tax expense/(benefit)	$1,515	$—	$1,515	$(1,143)	$—	$(1,143)	$2,365	$—	$2,365

Net (loss)/income before non-controlling interest	$(42,181)	$4,288	$(37,893)	$(8,693)	$2,914	$(5,779)	$36,644	$4,216	$40,860
Net (loss)/income attributable to Sogou Inc.	$(41,956)	$4,288	$(37,668)	$(8,460)	$2,914	$(5,546)	$36,644	$4,216	$40,860
Net margin attributable to Sogou Inc.	-19%		-17%	-3%		-2%	12%		13%

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.